UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No.  2  )
                      --------------------


                Alfa International Holdings Corp.
               ----------------------------------
                        (Name of Issuer)


                          Common Stock
                 -------------------------------
                 (Title of Class of Securities)


                           015388-10-1
                         --------------
                         (CUSIP Number)


           Frank J. Drohan, 350 Fifth Avenue, Suite 1103,
              New York, NY 10118,  212-563-4141
           ----------------------------------------------
          (Name, Address and Telephone  Number of Person
           Authorized to Receive Notices and Communications)


                        October 11, 2005
      ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-11(b)(3) or (4), check the following box  [   ].

                          SCHEDULE 13D


CUSIP No.  015388-10-1
           -----------
-----------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON               Frank J. Drohan    |
|   | S.S. OR I.R.S. IDENTIFICATION                             |
|   |    NO. OF ABOVE PERSON                 ###-##-####        |
-----------------------------------------------------------------
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[  ] |
|   |                                                   (b)[  ] |
---------------------------------------------------------------
| 3 | SEC USE ONLY                                              |
---------------------------------------------------------------
| 4 | SOURCE OF FUNDS                               OO          |
---------------------------------------------------------------
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           |
|   |    REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)         [  ]  |
---------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION      United States   |
---------------------------------------------------------------
NUMBER OF    | 7 | SOLE VOTING POWER            6,048,006       |
 SHARES      --------------------------------------------------
BENEFICIALLY | 8 | SHARED VOTING POWER              -0-         |
 OWNED BY    --------------------------------------------------
   EACH      | 9 | SOLE DISPOSITIVE POWER       6,048,006       |
REPORTING    --------------------------------------------------
  PERSON     |10 | SHARED DISPOSITIVE POWER         -0-         |
   WITH      |   |                                              |
---------------------------------------------------------------
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   |
|    |   EACH REPORTING PERSON                  6,048,006       |
---------------------------------------------------------------
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN                     |
|    |   ROW (11) EXCLUDES CERTAIN SHARES                  [ ]  |
|    |                                          See Item 5      |
---------------------------------------------------------------
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT                   |
|    |   IN ROW (11)                            20.7%           |
---------------------------------------------------------------
| 14 | TYPE OF REPORTING PERSON                 IN              |
|    |                                                          |
---------------------------------------------------------------

                           Schedule 13D - Amendment No. 2

This Amendment amends and restates the Schedule 13D dated March 7, 1997 filed by Frank J. Drohan with respect to the Common Stock (CUSIP No. 015389-30-7) of Alfa International Corp., a New Jersey corporation ("AIC"). On May 23, 2005, the Board of Directors of AIC approved the change of its corporate domicile from New Jersey to Delaware and by way of merger with and into Alfa International Holdings Corp., a Delaware corporation ("Alfa"). On May 25, 2005, AIC merged with and into Alfa for the sole purpose of changing the Issuer's corporate domicile from New Jersey to Delaware. The par value of the common stock of AIC was $0.01 and the par value of the common stock of Alfa is $0.001. The new CUSIP Number for the Alfa common stock is CUSIP No. 015388-10-1.

     Item 1.             Security and Issuer

                         Security:
                         $.001 par value common stock (CUSIP #
                         015388-10-1)(the "Common Stock") of Alfa
                         International Holdings Corp.("Issuer" or
                         "Alfa").

                         The Issuer acquired Journey of Light
                         Inc., a Delaware corporation ("JOL") as a wholly owned subsidiary on October 11, 2005. In connection with the merger ("Merger"), Alfa issued 16,284,278 shares of its Common Stock to the shareholders of JOL.

                         Name and Address of Principal Executive
                         Offices of Issuer:

                         Alfa International Holdings Corp.
                         Empire State Building
                         350 Fifth Avenue, Suite 1103
                         New York
                         New York  10118


     Item 2.             Identity and Background

               (a)       Name:
                         Frank J. Drohan ("Drohan")

               (b)       Business Address:
                         Empire State Building
                         350 Fifth Avenue, Suite 1103
                         New York
                         New York  10118

               (c)       Present Principal Employment:
                         President and Chief Executive Officer and a Director of Issuer and of Issuer's wholly owned subsidiary JOL. During 2005 Issuer exercised its option to acquire JOL, which is engaged in real estate development in the Middle East. Also serves as Chairman of the Board of Issuer's wholly owned subsidiary, Ty-Breakers Corp., a New York corporation ("Ty-Breakers"). Ty-Breakers is engaged in the business of manufacturing and marketing imprinted apparel products. Drohan also serves as Chairman of the Board and Chief Executive Officer of Issuer's wholly-owned subsidiary, Contact Sports, Inc. ("Contact"). Contact is engaged in the business of designing, manufacturing and marketing a distinctive line of fashion-forward athletic apparel, tee shirts, caps, accessories and outerwear. The address of both the Issuer and its three wholly-owned subsidiaries (JOL, Contact and Ty-Breakers) is: Empire State Building, 350 Fifth Avenue, Suite 1103, New York, NY 10118.

               (d)       Conviction in Criminal Proceedings:
                         None

               (e)       Securities Laws Violations:
                         None

               (f)       Citizenship:
                         United States

     Item 3.             Source and Amount of Funds or Other
                         Consideration

                    i.   Pursuant to an Agreement and Plan of
                         Merger dated May 19, 2005 by and among
                         the Issuer, JOL and the Merger-Sub (the
                         "Merger"), Drohan exchanged his 4,375,000 shares of JOL common stock, constituting approximately 27.6% of the outstanding shares of JOL common stock on a fully diluted basis, for 4,518,820 shares of the Issuer's Common Stock.

                    ii.  As disclosed in Alfa's Report on Form
                         10-KSB for the period ended December 31, 2005, Drohan was a JOL shareholder at the time of the Merger.

                    iii. The terms of the Merger are more fully
                         described in the Agreement and Plan of
                         Merger dated May 19, 2005 by and among
                         the Issuer, JOL and the Merger-Sub, a
                         copy of which has been previously filed
                         as an exhibit to Issuer's Report on Form
                         8-K dated May 27, 2005 and incorporated
                         herein by reference. Subsequent to the
                         Merger the Merger-Sub changed its
                         corporate name to Journey of Light, Inc.



     Item 4.             Purpose of Transaction:

                         Drohan acquired and holds the Common
                         Stock for the purpose of managing and
                         developing the Issuer and investing in
                         its growth. The terms of the Merger
                         included, among other things the exchange of all the capital stock of JOL for shares of Common Stock on the basis of
                         1.033 shares of Common Stock for each 1
                         share of common stock of JOL. Immediately prior to the Merger, Drohan owned 9.33% of the Common Stock. As of the date hereof, Drohan owns 20.7% of the outstanding shares of Common Stock.

                         Drohan has no plans or proposals of the
                         kind described in clauses (a) through (j) of Item 4 of Schedule 13D.


     Item 5.   (a)       Interest in Securities of the Issuer:

                            Aggregate No.      Percentage of
                            of Shares of       Issuer's Common
     Name                   Common Stock       Stock Outstanding

 Frank J. Drohan             6,048,006 <F1>        20.7% <F2>

 <F1> Does not include option shares referred to in Item 6.

 <F2> Based on 29,186,001 shares of Common Stock outstanding as of the date hereof.

               (b)       Drohan has sole power to vote or direct
                         the vote and sole power to dispose or to direct the disposition of all shares identified in Item 5(a) above.

               (c) Other than the acquisition of shares of Common Stock in connection with the Merger described in Item 1 hereof, Drohan has not engaged in any transaction in the Common Stock during the past 60 days.

               (d)       None

               (e)       Not Applicable


     Item 6.             Contracts, Arrangements, Understandings
                         or Relationships with respect to
                         Securities of the Issuer:

In September 2001 in connection with his employment agreement, the Issuer issued non-qualified stock options to Drohan to purchase a total of 500,000 shares of the Company's Common Stock. The options are exercisable at a price of $0.25 per share, vest ratably over five years and expire ten years after the date of grant.


     Item 7.             Exhibits:

                              1. The Merger Agreement


                            Signature


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006


                                   Signature


                                    /s/ Frank J. Drohan

                                    Frank J. Drohan
                                    Name/Title
                                6